DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.dlapiper.com

Howard S. Schwartz
howard.schwartz@dlapiper.com
T 410.580.4251
F 410.580.3251

September 3, 2008

Via Facsimile 202.722.9217 and UPS Overnight Delivery

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	ViroPharma Incorporated
Registration Statement on Form S-4
Filed on August 19, 2008
File Number 333-153088

Dear Mr. Riedler:

On behalf of ViroPharma Incorporated (“ViroPharma”), we respond as follows to the Securities and Exchange Commission (the “Commission”) Staff’s comment letter, dated August 27, 2008, relating to the above-captioned Registration Statement.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided ViroPharma’s response to such comment immediately thereafter.

Form S-4

1.	Please provide us your analysis as to why you believe you are not required to register the contingent value rights included as part of the merger consideration. Alternatively, please amend your Form S-4 to register the contingent value rights.

Response:

I. The Contingent Value Rights or CVRs Included As Part of the Merger Consideration Are Not Securities Required To Be Registered Under the Securities Act

We believe that the contingent value rights included as part of the merger consideration in connection with the acquisition of Lev Pharmaceuticals, Inc. (“Lev”) by ViroPharma are not securities under Section 2(1) of the Securities Act of 1933, as amended (the “Securities Act”), that are required to be registered under the Securities Act because they comply with the requirements of the following precedents.

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

September 3, 2008

A. Precedents

The Commission Staff has repeatedly taken a no-action position on the question of whether deferred payment rights similar to the CVRs must be registered under the Securities Act.

In Minnesota Mining and Manufacturing Company (“3M”) (October 13, 1988), the Commission Staff did not require contingent payment rights given as partial consideration for a company acquired in a stock for stock merger to be registered under the Securities Act. These rights were to be paid in shares of 3M stock equivalent to fixed monetary amounts the value of which was dependent upon whether the acquired company was able to meet certain revenue targets in the future, and upon the amount of future revenues generated by sales of products developed by the acquired company. The Commission Staff cited the following facts as being particularly relevant to its decision: (1) the rights were an integral part of the consideration to be received in the merger; (2) the holders of the rights were to have no rights common to stockholders such as voting and dividend rights; (3) the rights bore no stated rate of interest; (4) the rights were not assignable or transferable except by operation of law; and (5) the rights were not represented by any form of certificate or instrument.

In Essex Communications Corp. (“Essex”) (June 28, 1988), the Commission Staff permitted the distribution of a deferred cash consideration right as part of the consideration for Essex’s acquisition by merger of U.S. Cable Television Group without requiring that such rights be registered under the Securities Act. The value of these rights was related in part to the number of subscribers to certain cable networks, which was uncertain as of the transaction’s closing. The Commission Staff based its no-action position upon the following facts: (1) the rights were an integral part of the consideration to be received in the transaction; (2) the rights did not represent an ownership interest in the company; (3) the rights were not transferable except by operation of law or by will; (4) the rights were not represented by any form of certificate or instrument; and (5) any amount ultimately paid to the holders of the rights would not depend upon the operating results of the acquiring company.

In Slater Development Corp. (“Slater”) (May 9, 1988), the Commission Staff did not require deferred cash consideration rights constituting part of the consideration in a merger to be registered under the Securities Act. The holders of these rights were entitled to receive a percentage of certain funds, the amount of which depended upon the resolution of a lawsuit. The Commission Staff cited the same facts as in Essex as being particularly relevant to its decision.

The Commission Staff has taken several other no-action positions regarding contingent payment rights similar to those above and to the CVRs. See e.g., CMC Real Estate Corporation (March 21, 1987); Star Supermarkets, Inc. (December 22, 1982); Lorimar, Inc. (November 4, 1985); Northwestern Mutual Life Insurance Company (March 3, 1983); and Lifemark Corporation (November 17, 1981).

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

September 3, 2008

B. Application

Thus, the Commission Staff has established a well-defined set of criteria for identifying contingent value rights that are not required to be registered under the Securities Act. For the following reasons we conclude that the CVRs meet this set of criteria.

The Contingent Value Rights

The CVRs that ViroPharma will issue to the Lev stockholders in the acquisition are very similar to the rights involved in the situations described in the no-action letters discussed above. The following specific characteristics of the CVRs should remove them from the category of securities required to be registered under the Securities Act:

(a) The CVRs are an integral part of the consideration to be paid in the acquisition. ViroPharma is purchasing a company in Lev with significant technology assets whose value is difficult to establish at this time; Cinryze™ may become a very successful commercial product or it could have minimal or even no commercial success. The CVRs are a fundamental component of an attempt to approximate a fair price for these assets and are, therefore, an essential part of the purchase price.

(b) The CVRs will not represent any ownership or equity interest in ViroPharma. The holders of the CVRs will have only the right to receive solely fixed cash amounts following the achievement of certain regulatory and commercial milestones. They will have no other claims on or powers over ViroPharma and will not receive any shares in ViroPharma.

(c) The CVRs will not be transferable or assignable except by will, the laws of intestacy or by other operation of law.

(d) The CVRs will not be represented by any certificate or instrument.

(e) The holders of the CVRs will have no rights of stockholders such as voting rights or dividend rights.

(f) The CVRs will not guarantee any minimum payment or sum certain and will bear no stated rate of interest.

(g) Any amount ultimately paid to the holders of the CVRs will not depend upon the operating results of ViroPharma. There is no necessary correlation between the success or failure of ViroPharma’s operations and the amount of the CVRs. The first CVR payment would become payable when either (i) Cinryze™ is approved by the FDA for acute treatment of HAE and the FDA grants orphan exclusivity for Cinryze™ encompassing the acute treatment of HAE to the exclusion of all other human C1 inhibitor products or (ii) orphan exclusivity for the acute treatment of HAE has not become effective for any third party’s human C1 inhibitor product for two years from the later of the closing date of the merger and the date that orphan exclusivity for Cinryze™ for the prophylaxis of HAE becomes effective. The second CVR payment would become payable when Cinryze™ reaches at least $600 million in

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

September 3, 2008

cumulative net product sales within 10 years of the closing date of the merger; the CVR payments have nothing to do with ViroPharma’s overall sales, profits or losses. Cinryze™, if approved by the FDA and successfully developed as a commercial product, would be only one pharmaceutical product in ViroPharma’s portfolio. If Cinryze™ is not developed as a commercial product, ViroPharma could have a very profitable year while the holders of the CVRs receive nothing. Conversely, Cinryze™ could be successful, causing ViroPharma to pay a substantial sum to the holders of the CVRs, even though ViroPharma as a whole does poorly if its other products have poor returns. Simply put, the CVRs represent part of an estimated purchase price for Lev’s technology assets and do not represent an investment in ViroPharma.

In this respect, the second contingent payment under the CVRs is analogous to the “Contingent Payment Shares” to be issued in respect of “New Product Revenues” in the 3M no-action letter. In 3M, if “New Product Revenues” as defined in that company’s acquisition agreement were to meet or exceed $1 million for any 12 month period prior to December 31, 1992, an additional $3 million of 3M shares were to be issued to the acquired corporation’s shareholders and if such revenues exceeded $4 million, a further $3 million in 3M shares were to be issued. This situation parallels ViroPharma’s acquisition since the second contingent payment under the CVRs will be dependent only upon the successful commercial development of Cinryze™ by ViroPharma after the acquisition.

II. The CVRs Are Not Securities Required To Be Registered Under the Securities Exchange Act of 1934 (the “Exchange Act”)

Section 12(g) of the Exchange Act requires registration of “equity securities,” as defined in Section 3(11) of the Exchange Act, of certain issuers. Section 3(11) defines the term “equity security” by reference to the term “security,” the definition of which, set forth in Section 3(10) of the Exchange Act, is similar to that found in Section 2(1) of the Securities Act. We do not believe that registration of the CVRs under Section 12(g) should be required since, applying the rationale set forth in Section I of this letter, the CVRs are not “equity securities” for purposes of Section 12(g). In no-action letters where the Commission Staff has not required registration of contingent payment rights under the Securities Act, the Commission Staff has also, and for the same reasons, not required registration of those rights under the Exchange Act. See First Boston, Inc. (December 2, 1988); and Essex Communications Corp. (June 28, 1988). Furthermore, because the CVRs are not transferable or assignable except by will, the law of intestacy or other operation of law, and since ViroPharma is already subject to the reporting obligations of the Exchange Act, we believe that no public policy would be served by requiring registration of these rights under the Exchange Act.

III. Conclusion

On the basis of the foregoing, we believe that the CVRs are not securities which must be registered under the Securities Act or the Exchange Act.

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

September 3, 2008

If the Commission Staff believes that it may disagree with the conclusions reached in this letter, or if the Staff believes further discussion would be beneficial, we request the opportunity to discuss these matters with the Commission Staff prior to a written response to this letter.

If you have any questions, please contact the undersigned at 410.580.4251.

Very truly yours,

/s/ Howard S. Schwartz
Howard S. Schwartz

cc:	Sonia Barros
Division of Corporation Finance

J. Peter Wolf, Esq.
ViroPharma Incorporated

Jeffrey S. Hochman, Esq.
Willkie Farr & Gallagher LLP